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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                                  (Check One):

[x]Form 10-K and Form 10-KSB   [ ]Form 20-F  [ ]Form 11-K   [ ]Form 10-Q and
Form 10-QSB  [ ]Form N-SAR
For Period Ended:  January 31, 1998
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[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR
For the Transition Period Ended:
________________________________________________________________________________
_________________________________________

 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
____________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.
                                                         -----------------------

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PART I--REGISTRANT INFORMATION
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Full Name of Registrant:  LINKON CORPORATION
                         ----------------------------------
Former Name if Applicable:  Not Applicable
                         ----------------------------------
140 Sherman Street
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Address of Principal Executive Office (Street and Number)

Fairfield, Connecticut  06430
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City, State and Zip Code
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PART II--RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-
SAR, or the transition report or portion thereof could not be filed within the prescribed period.

          The Company filed its Annual Report on Form 10-KSB through R.R. Donnelley Financial Services (the "Filing Agent") on Friday, May 1, 1998 and the filing was accepted by the SEC's Edgar system after 5:30 on such date. Since the filing was not accepted prior to 5:30 p.m. it received a May 4th filing date instead of a May 1 filing date. The filing was delayed passed 5:30 p.m. as a result of technical difficulties experienced by the Filing Agent. The Company has submitted a written request to the Office of EDGAR Disclosure Policy, Division of Corporation Finance requesting that the Company's filing be dated May 1, 1998. The Company is filing this Form 12b-25 to seek an extension of the prescribed filing time so that the Company will not be considered a delinquent filer in the event that the Company's request for backdating is denied.

          The Company had initially planned to file its Form 10-KSB in advance of the prescribed filing date. However, as a result of recent financings that closed in mid-April, 1998, it was unable (absent unreasonable effort and expense) to have the financial information needed to provide adequate disclosure of such financing in order for filing prior to the prescribed due date.

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PART IV--OTHER INFORMATION
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     (1) Name and telephone number of person to contact in regard to this notification:

             Thomas V. Cerabona              (203)            319-3125
         ---------------------------      --------------  ---------------
                    (Name)                 (Area Code)     (Telephone #)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [x] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [  ] Yes   [x] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Not Applicable


                               Linkon Corporation
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   May 4, 1998                              By: /s/ Thomas V. Cerabona
     ----------------------                   --------------------------------
                                                        Thomas V. Cerabona
                                                        Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
________________________________________________________________________________

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                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
________________________________________________________________________________

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

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